FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]              Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]         No [X]


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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached as Exhibit 1 is a copy of the press release  issued by TOP Tankers
Inc.: "TOP TANKERS ANNOUNCES SALE AND LEASEBACK OF THIRTEEN VESSELS AND DISTRIBUTION OF $7.50 PER SHARE SPECIAL DIVIDEND" dated March 13, 2006.

[GRAPHIC OMITTED]

NEWS RELEASE for March 13, 2006 at 7:30 am EST

Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 697 8199
         michaelm@allencaron.com            snt@toptankers.com

              TOP TANKERS ANNOUNCES SALE AND LEASEBACK OF THIRTEEN VESSELS AND DISTRIBUTION OF $7.50 PER SHARE SPECIAL DIVIDEND

     ATHENS, GREECE (March 13, 2006) ... TOP Tankers Inc (Nasdaq NM:TOPT) announced today the sale of thirteen vessels and the immediate leaseback to the Company for a period of five to seven years. The lease is a bareboat charter, with TOP Tankers continuing to operate and commercially manage the vessels. The table below described the vessels involved and the length of the relevant leases:

         Vessel Name        Dwt          Type        Built        Period
         -----------        ---          ----        -----        ------

1         Timeless        154,970      Suezmax        1991       5 years
2         Flawless        154,970      Suezmax        1991       5 years
3         Priceless       154,970      Suezmax        1991       5 years
4         Stopless        154,970      Suezmax        1991       5 years

5         Faultless       154,970      Suezmax        1992       7 years
6         Noiseless       149,554      Suezmax        1992       7 years
7         Stainless       149,599      Suezmax        1992       7 years
8         Limitless       136,055      Suezmax        1993       7 years
9          Endless        135,915      Suezmax        1992       7 years

10        Spotless         47,094      Handymax       1991       5 years
11        Doubtless        47,076      Handymax       1991       5 years
12        Vanguard         47,084      Handymax       1992       5 years
13        Faithful         45,720      Handymax       1992       5 years

     The aggregate sale price of the thirteen vessels is approximately $550 million, and the net cash proceeds from this transaction (after repayment of corresponding vessel loans and other expenses) are expected to be approximately $240 million. The Company expects to generate a book gain of approximately $90 million, which will be amortized over the respective lease period. The leases of the vessels following their sale are expected to qualify as operating leases under U.S. GAAP.

     "Evangelos J. Pistiolis,  President and CEO of TOP Tankers Inc., commented:
"Since our IPO in July 2004, we have committed to grow our company and create significant value for our shareholders. By entering into this transaction, we capitalize on prevailing high second hand tanker values, while maintaining full commercial and operational control of all our vessels.

     "In addition, by distributing the majority of the net cash generated by this transaction in the form of a special dividend, we are generating a substantial return for our shareholders. We intend to continue to pursue similar transactions, whether involving acquisitions, redeployments of existing assets or dispositions, that increase shareholder value.

     "After completion of the sale, TOP tankers will remain one of the largest double-hull Suezmax and Handymax operators in the world, with 27 vessels under management. Nine vessels will be fully owned, with an additional 18 tankers chartered-in and fully controlled."

Distribution of Special Dividend

     The Company has declared a special dividend of $5.00 per share, payable on March 27, 2006 to shareholders of record as of March 22, 2006. The Company expects to declare an additional special dividend in the amount of $2.50. The declaration of that dividend is expected to be announced towards the end of March 2006.

About TOP Tankers Inc

     TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 27 tankers, consisting of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.6 million dwt, of which 88.8% are sister ships. Nineteen of the Company's 27 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward-Looking Statements

     Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.


                                     # # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                TOP TANKERS INC.
                                  (registrant)



Dated: March 13, 2006
                                               By: /s/ Stamatis Tsantanis
                                               --------------------------------
                                               Stamatis Tsantanis
                                               Chief Financial Officer







23116 0001 651639